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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Mahindra announce collaboration on the C-390 Millennium Medium Transport Aircraft in India

MoU reflects Embraer and Mahindra’s commitment to Make in India

New Delhi, February 9, 2024 – Embraer Defense & Security and Mahindra announced today that they have signed a Memorandum of Understanding (MoU) with the objective of jointly fulfilling the acquisition of the C-390 Millennium multi-mission aircraft by the Indian Air Force in its upcoming Medium Transport Aircraft (MTA) procurement project. The MoU was signed at the Embassy of Brazil in New Delhi.

“We are honored to announce this MoU with Mahindra . India has a diverse and strong defense and aerospace industry and we have chosen Mahindra as our partner to jointly pursue the MTA program” said Mr Bosco da Costa Junior, President & CEO, Embraer Defense & Security. “India is a key market for Embraer and we fully support India’s ambitions for ‘Atmanirbhar Bharat’. We see this partnership as a symbol of strengthening relations between Brazil and India and a way to foster Global South cooperation.”

Embraer and Mahindra will engage with the Indian Air Force to identify the next steps of the MTA program, as well as contact the local aerospace industry in India to start developing the industrialization plan for the project.

Mr Vinod Sahay, President Aerospace & Defence Sector and Member of Group Executive Board, Mahindra said, “We are proud to start this partnership with Embraer, a company that is known for its engineering excellence and a unique portfolio of aircraft and systems. The C-390 Millennium is the most advanced military airlifter in the market, and we believe that this partnership will not only bolster the operational prowess of the Indian Air Force, but also provide an efficient industrialization solution that aligns seamlessly with the objectives of Make in India.”

The MoU was signed by Embraer Defense & Security and Mahindra Defence Systems, a 100% owned subsidiary of Mahindra, that focuses on armored transport and security-related products including electronics.

Embraer has an established presence in India across the fields of defense, commercial aviation and executive aviation. In August 2023, Embraer held a C-390 Millennium Day in New Delhi, India to deepen engagement with the local aerospace industry which was very well attended by the Indian ecosystem.

The C-390 Millennium multi-mission tactical transport aircraft offers unmatched mobility, combining high productivity and operating flexibility with low operating costs, which is an unbeatable combination.

Since entering operation with the Brazilian Air Force in 2019 and most recently with the Portuguese Air Force in 2023, the C-390 has proven its capacity, reliability, and performance. The current fleet of aircraft in operation has accumulated more than 11500 flight hours, with operational availability of around 80% and mission completion rates above 99%, demonstrating exceptional productivity in the category. The C-390 Millennium attained its Full Operational Capability status by the Brazilian Air Force in 2023, which endorses the platform’s capability to carry out all missions it was designed to undertake.

To date, the C-390 Millennium has been selected by Brazil, Portugal, Hungary, the Netherlands, Austria, the Czech Republic and most recently, South Korea.

The C-390, the most modern military transport aircraft in the market, can carry more payload (26 tonne) compared to other medium-sized military transport aircraft and flies 870 km/h (470 knot). It is capable of performing a wide range of missions such as transporting and dropping cargo and troops, medical evacuation, search and rescue, aerial firefighting, and humanitarian missions, operating on temporary or unpaved runways such as packed earth, soil, and gravel. The aircraft configured with air-to-air refueling equipment, with the designation KC-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another KC-390 using pods installed under the wings.

The collaboration around the C-390 Millennium will bring the latest technology in terms of aerospace & military transport aircraft to India. Both Embraer and Mahindra will explore the potential to turn India into a future hub of the C-390 aircraft for the region.

Images: https://embraer.bynder.com/share/58D8E85C-A31D-4DD5-AE3396EAA8B7D2E5/

Follow us on Twitter: @Embraer @MahindraRise

Media contact information:

Valtecio Alencar / Nilma Missir-Boissac

Embraer

Email: valtecio.alencar@embraer.com / nilma.boissac@sin.embraer.com

Gaurav Bhat

Account Director

Adfactors Public Relations (for Mahindra)

Email: gaurav.bhat@adfactorspr.com

About Mahindra

Founded in 1945, the Mahindra Group is one of the largest and most admired multinational federation of companies with 260000 employees in over 100 countries. It enjoys a leadership position in farm equipment, utility vehicles, information technology and financial services in India and is the world’s largest tractor company by volume. It has a strong presence in renewable energy, agriculture, logistics, hospitality and real estate.

The Mahindra Group has a clear focus on leading ESG globally, enabling rural prosperity and enhancing urban living, with a goal to drive positive change in the lives of communities and stakeholders to enable them to Rise.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 Million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations